SUPPLEMENTAL RESPONSE TO COMMENT NUMBER 1

DECEMBER 5, 2003 FINANCIALS

ARE ATTACHED

SUPPLEMENTAL RESPONSE TO COMMENT NUMBER 1

REGARDING ADJUSTMENTS TO EQUITY

Scientific Energy, Inc. acquired Electronic Game Card, Inc in a reverse acquisition on December 5, 2003.  Prior to the acquisition, Scientific Energy had 55,200,000 shares of $.001 common stock issued and outstanding.  As part of the acquisition, Scientific Energy issued 55,200,000 shares of $.001 par value or $55,200 of common stock, in exchange for $74,649 of outstanding liabilities with the difference of $19,449 credited to Additional Paid in Capital.

Scientific Energy also approved a 1:100 reverse stock split which reduced the Common Stock from $110,400 to $1,104 with a corresponding $108,296 reduction in Additional Paid in Capital.

Scientific Energy then issued 12,719,000 shares of $.001 shares of Common Stock for the 8,000,000 of Electronic Game Card stock, eliminated the Additional Paid in Capital of $948,176 and eliminated $943,457 of Accumulated Deficit -Development Stage.